Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2018 of Sandstorm Gold Ltd. (the Company) of our report dated February 19, 2019, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Amendment No.1 to the Registration Statement No. 333-229756 on Form F-10 of the Company of our report dated February 19, 2019 referred to above. We also consent to the reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in Exhibit 99.1 incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, Canada
March 22, 2019